As Filed with the Securities and Exchange Commission on November 1, 2005
Registration No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
INTERCHANGE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	33-0849123
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

One Technology Drive, Building G
Irvine, California 92618
(949) 784-0800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Heath B. Clarke
One Technology Drive, Building G
Irvine, California 92618
(949) 784-0800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Cary K Hyden, Esq.
Derek D. Dundas, Esq.
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626
(714) 540-1235
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date hereof.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this form are to be offered on a delayed or continued basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of each		Proposed maximum	Proposed maximum
class of securities	Amount to be	offering price	aggregate offering	Amount of
to be registered	Registered (1)	per unit	price	registration fee

Common stock, $0.00001 par value per share	551,378	$7.32(2)	$4,036,086.96	$475.05

Common stock, $0.00001 par value per share, issuable upon the exercise of warrants	747,714	$7.32(3)	$5,473,266.48	$644.20

Total	1,299,092		$9,509,353.44	$1,119.25

(1)	All 1,299,092 shares registered pursuant to this registration statement are to be offered by the selling stockholders. Pursuant to Rule 416 under the Securities Act, this registration statement also covers such number of additional shares of common stock to prevent dilution resulting from stock splits, stock dividends or similar events, or as a result of anti-dilution provisions contained in the warrants.

(2)	Estimated solely for purposes of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the Registrant’s common stock on the Nasdaq Capital Market on October 28, 2005, which was approximately $7.32.

(3)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(g) under the Securities Act.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell securities under this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in which such offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2005
PROSPECTUS
1,299,092 Shares
Interchange Corporation
Common Stock, par value $0.00001 per share
This prospectus relates to the sale of up to an aggregate of 1,299,092 shares of our common stock which may be offered by the selling stockholders identified in this prospectus for their own account. The shares offered in this prospectus include:
•	164,400 shares of our common stock issuable upon the exercise of warrants which we sold in a private placement transaction on December 30, 2004;

•	583,314 shares of our common stock which are issuable to certain investors upon the exercise of warrants which were issued prior to our initial public offering in October 2004;

•	104,311 shares of our common stock which we issued in the Atlocal asset purchase in June 2005; and

•	447,067 shares of our common stock which are issuable upon the achievement of certain future business performance criteria relating to the acquisition of Inspire Infrastructure 2i AB in February 2005.
We will not receive any proceeds from the sale of the shares by the selling stockholders. We may, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised. We are paying the expenses incurred in registering these shares.
The shares of common stock being offered pursuant to this prospectus and the shares issuable upon the exercise of the warrants issued to the selling stockholders are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering these shares under the Securities Act to allow for a sale by the selling stockholders to the public without restriction. The selling stockholders and the participating brokers or dealers may be deemed to be an “underwriter” within the meaning of the Securities Act, in which event any profit on the shares by the selling stockholders, and any commissions or discounts received by any brokers or dealers, may be deemed to be underwriting compensation under the Securities Act.
Our common stock is quoted on the Nasdaq Capital Market under the symbol “INCX.” The last reported sale price of our common stock on October 28, 2005 was $7.19 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is [         ], 2005

PROSPECTUS SUMMARY
This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section beginning on page 3 of this prospectus and the financial statements and the related notes contained or incorporated by reference in this prospectus before deciding to invest in shares of our common stock.
About Us
We provide paid-search advertising services to businesses on the Internet. Our services enable businesses to list their products and services in our distributed Internet search results. By providing listings of products and services to consumers, in a targeted search context, we offer businesses an effective method of accessing consumers during the purchasing process.
Our sponsored listings are derived from our Advertiser Network, which includes our direct advertisers as well as a large number of indirect advertisers from other paid-search and Internet yellow pages companies. We supply these aggregated sponsored listings to our Distribution Network and search engines that integrate our search results into their websites, in response to targeted keyword searches performed by Internet users on those websites.
We generate revenue each time an Internet user initiates a search on our Distribution Network and clicks-through on a sponsored listing from our Advertiser Network. We generally compile these sponsored listings according to bid price, which is the amount an advertiser is willing to pay for each click-through. Advertisers pay only when an Internet user clicks-through on that advertiser’s sponsored listing. Our distribution model is designed to provide sponsored listings from our direct advertisers as well as advertisers of other paid-search engines to our broad Distribution Network, which increases the opportunity for us and our partners to generate revenue by increasing the number of Internet searches as well as the number of advertisers and sponsored listings.
In early 2004, we released Local Direct, our local search and advertising platform that incorporates our Keyword DNA technology. This proprietary platform is designed to deliver geographically-targeted, relevant search results on our customers’ websites. We currently market Local Direct primarily to Internet yellow pages websites as well as to other websites and search engines that provide local business information and serve local advertisers. Websites and search engines serving local advertisers on our Local Direct platform are able to provide their advertisers with access to our Distribution Network. Thus, Local Direct represents a way for us to increase the total number of indirect advertisers participating in our Advertiser Network. Local Direct enables local businesses to conduct paid-search advertising, which we believe is a new and evolving market that is not effectively served at this time.
On February 28, 2005, we completed the acquisition, through a wholly owned subsidiary, of all of the outstanding capital stock of Inspire Infrastructure 2i AB, a Swedish Internet and wireless local-search company for $15.0 million in cash plus acquisition costs of $365,000. Under the terms of the acquisition, Inspire shareholders can receive additional consideration consisting of up to 447,067 shares of our common stock, valued at $7.5 million based upon a 30-day moving average, which is payable upon the achievement of certain future business performance criteria.
On March 7, 2005, we acquired the Local.com domain name for a purchase price of $700,000, paid in cash. The Local.com brand will be marketed to consumers as a local-search destination site. On August 9, 2005, we launched the beta version of Local.com.
On June 9, 2005, we purchased the patent-pending Atlocal Search Engine Computer software for $500,000 in cash, cash acquisition costs of $3,238 and 104,311 unregistered shares of our common stock valued at $750,000 based upon a 90-day moving average. In addition, we will issue an additional 104,311 shares of unregistered shares of our common stock if the patent is issued for the Atlocal Search Engine Computer software before June 9, 2010.
On October 17, 2005, we entered into a Yahoo! Publisher Network Service Order agreement with Overture Services, Inc. (“Overture”), a subsidiary of Yahoo! Inc. (the “Service Agreement”) whereby Overture will provide paid listings on our Local.com website. Pursuant to the Service Agreement, we will receive a percentage of the revenues earned by Overture from advertisements on the paid-search results on Local.com.
On October 17, 2005, we entered into a License Agreement with Overture with respect to certain of Overture’s patents, including but not limited to U.S. Patent No. 6,269,361 (the “License Agreement”). Pursuant to the License Agreement, we will pay Overture a fee of $664,000 in installments over 12 months plus royalty payments, payable on a quarterly basis through May 2019, based upon certain percentages of our gross revenues from our direct advertisers.

Corporate Information
We were incorporated in Delaware in March 1999 as eWorld Commerce Corporation and we changed our name to eLiberation.com Corporation in August 1999. In February 2003, we changed our name to Interchange Corporation. Our principal executive offices are located at One Technology Drive, Building G, Irvine, California 92618, and our telephone number is (949) 784-0800. We maintain our corporate website at www.interchangeusa.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus. Unless the context requires otherwise, as used in this prospectus the terms “Interchange,” “we,” “us” and “our” refer to Interchange Corporation.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in, or that can be accessed through, our websites is not a part of this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from third party market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.
This prospectus refers to brand names, trademarks, service marks and trade names of other companies and organizations. We have applied to register the following trademarks with the United States Patent and Trademark Office: ePilotSM, Keyword DNASM, Assured ResponseSM, Network AdvantageSM, Paid Search PlusSM and Local DirectSM. Each other trademark, trade name or service mark appearing in this prospectus belongs to its respective owner.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occur, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, results of operations or financial condition.
Risks Relating to Our Business
We have historically incurred losses and expect to incur losses in the future, which may impact our ability to implement our business strategy and adversely affect our financial condition.
We have a history of losses. Although we achieved a net income of $1.5 million for the fiscal year ended December 31, 2004, we have a net loss of $696,000 for the six months ended June 30, 2005. We also had an accumulated deficit of $11.9 million at June 30, 2005 and expect to have a net loss for at least the next two quarters. We have significantly increased our operating expenses by expanding our operations and increasing our level of capital expenditures in order to grow our business and further develop and maintain our services. Such increases in operating expense levels and capital expenditures may adversely affect our operating results if we are unable to immediately realize benefits from such expenditures. We cannot assure you that we will be profitable or generate sufficient profits from operations in the future. If our revenue growth does not continue, we may experience a loss in one or more future periods. We may not be able to reduce or maintain our expenses in response to any decrease in our revenue, which may impact our ability to implement our business strategy and adversely affect our financial condition.
We face intense competition from larger, more established companies, as well as our own Advertiser Network partners, and we may not be able to compete effectively, which could reduce demand for our services.
The online paid-search market is intensely competitive. Our primary current competitors include Yahoo! Inc., Google Inc. and our own Advertiser Network partners. Although we currently pursue a strategy that allows us to partner with a broad range of websites and search engines, our current and future partners may view us as a threat to their own internal paid-search services. Nearly all of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue sharing arrangements with network distributors, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to website and systems development than we do. In addition, the search industry has recently experienced consolidation, including the acquisitions of companies offering paid-search services. Industry consolidation has resulted in larger, more established and well-financed competitors with a greater focus on paid-search services. If these industry trends continue, or if we are unable to compete in the paid-search market, our financial results may suffer.
Additionally, larger companies such as Google and Microsoft Corporation may implement technologies into their search engines or software that make it less likely that consumers can reach, or execute searches on, our Distribution Network partners’ websites and less likely to click-through on our Advertiser Network partners’ sponsored listings. The implementation of such technologies could result in a decline in click-throughs to our advertisers’ sponsored listings, which would decrease our revenues. If we are unable to successfully compete against current and future competitors or if our current Advertising Network partners choose to rely more heavily on their own distribution networks in the future, our operating results will be adversely affected.
We rely on our Advertiser Network partners to provide us access to their advertisers, and if they do not, it could have an adverse impact on our business.
We rely on our Advertiser Network partners to provide us with advertiser listings so that we can distribute these listings to our Distribution Network partners in order to generate revenue when a consumer click-through occurs on our Advertiser Network partners’ sponsored listings. For the three months ended June 30, 2005, 37.7% of our revenue was derived from our Advertiser Network partners. Most of our agreements with our Advertiser Network partners are short-term, and, as a result, they may discontinue their relationship with us or negotiate new terms that are less favorable to us, at any time, with little or no notice. Our success depends, in part, on the maintenance and growth of our Advertiser Network partners. If we are unable to develop or maintain relationships with these partners, our operating results and financial condition will suffer.

We are dependent on our Distribution Network partners to provide us with search traffic, and if they do not, our business could be harmed.
We rely on our Distribution Network partners, a network of websites and search engines with which we have contracts, to provide us with consumer search traffic. Historically, nearly all of our search traffic has come from our Distribution Network partners, and we believe this will continue in the future. Our Distribution Network partners are very important to our revenue and results of operations. Any adverse change in our relationships with key Distribution Network partners could have a material adverse impact on our revenue and results of operations because our sponsored listings would be placed on fewer websites and search engines in response to consumer search requests. Our agreements with these Distribution Network partners are short-term, and as a result, our Distribution Network partners may discontinue their relationship with us or negotiate new terms that are less favorable to us, at any time, with little or no notice. If we are unable to maintain relationships with our current Distribution Network partners or develop relationships with prospective Distribution Network partners, our operating results and financial condition will suffer. In addition, if our Distribution Network does not grow and improve over time, current and prospective advertisers may reduce or terminate their business with us. Any decline in the number of our Distribution Network partners could adversely affect the value of our services.
We released our Local Direct platform in early 2004 and our future success will depend upon the continued development and enhancement of our services and technologies.
In early 2004, we released Local Direct, which is based upon our Keyword DNA technology. We intend to invest significant additional amounts of time and resources to the enhancement and deployment of our Local Direct search and advertising platform. Although we believe that the majority of our revenue will continue to come from our own advertisers and the advertisers of our Advertiser Network partners, we believe that our newly developed Local Direct platform will contribute a larger percentage of our revenue as the local paid-search sector grows.
The Internet and online commerce industries are characterized by rapid technological change, changing market conditions and customer demands. Our future success will substantially depend on our ability to enhance our existing services, develop new services and proprietary technology (such as Local Direct) and respond to technological advances in a timely and cost-effective manner. The development of our systems and other proprietary technologies entails significant technical and business risk. If we are unable to capitalize on our new services and continue to enhance our existing services in a cost-effective manner, our business could be materially adversely affected.
If we are not successful with our Local.com initiative, our future financial performance may be affected.
In March 2005, we purchased the Local.com domain name. On August 9, 2005, we launched the beta version of Local.com. We plan on developing the Local.com website into a local-search destination site. This site is our first consumer facing business and we intend to invest significant amounts of time and resources on Local.com We cannot assure you that we will be successful in attracting consumers or advertisers to Local.com, or that the initiative will have a positive impact on our operational and financial performance. If we are unable to attract consumers and/or advertisers to Local.com, our financial performance may be adversely affected.
Our executive officers and certain key personnel are critical to our success, and the loss of these officers and key personnel could harm our business.
Our performance is substantially dependent on the continued services and performance of our executive officers and other key personnel. We only have employment agreements with our three executive officers: Heath B. Clarke (Chief Executive Officer and Chairman of the Board), Stanley B. Crair (Chief Operating Officer) and Douglas S. Norman (Chief Financial Officer and Secretary). Each of Messrs. Clarke, Crair and Norman’s employment agreements may be terminated with 30 days notice by either the executive or us. No key man life insurance has been purchased on any of Messrs. Clarke, Crair or Norman. Our performance also depends on our ability to retain and motivate our officers and key employees. The loss of the services of any of our officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The failure to attract and retain our officers or the necessary technical, managerial and marketing personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

The market for Internet and paid-search advertising services is in the early stages of development, and if the market for our services decreases it will have a material adverse effect on our business, prospects, financial condition and results of operations.
Internet marketing and advertising, in general, and paid-search, in particular, are in the early stages of development. Our future revenue and profits are substantially dependent upon the continued widespread acceptance, growth, and use of the Internet and other online services as effective advertising mediums. Many of the largest advertisers have generally relied upon more traditional forms of media advertising and have only limited experience advertising on the Internet. Paid-search, in particular, is still in an early stage of development and may not be accepted by consumers for many reasons including, among others, that consumers may conclude that paid-search results are less relevant and reliable than non-paid-search results, and may view paid-search results less favorably than search results generated by non-paid-search engines. If consumers reject our paid-search services, or commercial use of the Internet generally, and the number of click-throughs on our sponsored listings decreases, the commercial utility of our search services could be adversely affected.
We expect that our anticipated future growth, including through potential acquisitions, may strain our management, administrative, operational and financial infrastructure, which could adversely affect our business.
We anticipate that significant expansion of our present operations will be required to capitalize on potential growth in market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. We expect to add a significant number of additional key personnel in the future, including key managerial and technical employees who will have to be fully integrated into our operations. In order to manage our growth, we will be required to continue to implement and improve our operational and financial systems, to expand existing operations, to attract and retain superior management, and to train, manage and expand our employee base. We cannot assure you that we will be able to effectively manage the expansion of our operations, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to successfully implement our business plan. If we are unable to manage growth effectively, our business, financial condition and results of operations could be materially adversely affected.
On February 28, 2005, we completed the acquisition, through a wholly owned subsidiary, of all of the outstanding capital stock of Inspire Infrastructure 2i AB, a Swedish Internet and wireless local-search technology company. In the future, we may choose to expand our operations or market presence by pursuing acquisitions of complementary business, services or technologies or engage in other strategic alliances with third parties. Any such transactions would be accompanied by the risks commonly encountered in such transactions, including, among others, the difficulty of assimilating operations, technology and personnel of the combined companies, the potential disruption of our ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize our financial and strategic position through the successful integration of acquired businesses, additional expenses associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls and policies and the impairment of relationships with existing employees and customers. We have limited experience in these types of acquisitions, and we may not be successful in overcoming these risks or any other potential problems. As a result, any acquisition may have a material adverse effect on our business, prospects, financial condition and results of operations.
On February 28, 2005, we completed the acquisition, through a wholly-owned subsidiary, of all of the outstanding capital stock of Inspire Infrastructure 2i AB, a Swedish Internet and wireless local-search technology company. We may not be able to successfully integrate Inspire Infrastructure 2i AB’s operations with our own or realize the anticipated benefits of the transaction.
On February 28, 2005, we acquired Inspire Infrastructure 2i AB in a share purchase transaction. Under the terms of the agreement, we paid Inspire shareholders $15 million in cash plus additional consideration consisting of up to 447,067 shares of Interchange common stock which are payable upon the achievement of certain business performance criteria in the future. Achieving the benefits we expect from the acquisition will depend in large part on integrating our technology, operations and personnel in a timely and efficient manner to minimize the impact on customers, employees and management. Integrating Inspire Infrastructure 2i AB into our business will be a complex, time consuming and costly process. Failure to timely and successfully integrate the two companies may have a material adverse effect on the combined company’s business, financial condition and results of operations. The difficulties of combining the companies will present challenges to the combined company’s management, including:
•	coordinating expanded business operations in additional geographic areas;

•	integrating personnel with diverse backgrounds and organizational cultures;

•	coordinating sales and marketing functions;

•	retaining key employees, customers or suppliers;

•	preserving the other important relationships of Inspire 2iAB and Interchange; and

•	consolidating other corporate and administrative functions.
The combined company will also be exposed to other risks that are commonly associated with transactions similar to the acquisition, such as unanticipated liabilities and costs, some of which may be material, and diversion of management’s attention. As a result, we cannot assure you that we will realize any of the anticipated benefits of the acquisition, including anticipated cost savings, and failure to do so could adversely affect the business of the combined company.
We may incur impairment losses related to goodwill and other intangible assets which could have a material and adverse effect on our financial results.
As a result of our acquisition of Inspire Infrastructure 2i AB, the purchase of Local.com domain name, and the Atlocal asset purchase, we have recorded substantial goodwill and intangible assets in our consolidated financial statements. We are required to perform impairment reviews of our goodwill and other intangible assets, which are determined to have an indefinite life and are not amortized. Such reviews are performed annually or earlier if indicators of potential impairment exist. Future impairment reviews may result in charges against earnings to write-down the value of intangible assets.
We may be subject to intellectual property claims that create uncertainty about ownership of technology essential to our business and divert our managerial and other resources.
There has been a substantial amount of litigation in the technology industry regarding intellectual property rights. We cannot assure you that third parties will not, in the future, claim infringement by us with respect to our current or future services, trademarks or other proprietary rights. Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others in the process. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies.
We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could cause us to pay substantial damages, including treble damages if we willfully infringe, and, also, could put our patent applications at risk of not being issued. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If investors perceive these results to be negative, it could have an adverse effect on the trading price of our common stock.
Any patent litigation could negatively impact our business by diverting resources and management attention away from other aspects of our business and adding uncertainty as to the ownership of technology and services that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to obtain a license for the infringed or similar technology on reasonable terms, or at all, could have a material adverse effect on our business.

We may be exposed to risks associated with our international operations, which may adversely affect our business.
Our business strategy includes expanding our operations internationally, particularly relating to our Local Direct platform. We have very limited prior experience operating in foreign jurisdictions. Conducting international operations subjects us to new risks that we have not generally faced in the United States. These risks and uncertainties include:
•	localization of our services, including translation into foreign languages;

•	unexpected changes in foreign regulatory requirements, including Internet and technology regulations;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties managing and staffing international operations;

•	potentially adverse tax consequences, including foreign tax systems and restrictions on the repatriation of earnings;

•	maintaining and servicing computer hardware in distant locations;

•	complying with a wide variety of foreign laws and different legal standards; and

•	reduced or varied protection for intellectual property rights in some countries.
The occurrence of any one of these risks could negatively affect our proposed international business and, consequently, our results of operations.
We may be subject to lawsuits for information displayed on our websites and the websites of our advertisers, which may affect our business.
Laws relating to the liability of providers of online services for activities of their advertisers and for the content of their advertisers’ listings is currently unsettled. It is unclear whether we could be subjected to claims for defamation, negligence, copyright or trademark infringement or claims based on other theories relating to the information we publish on our websites or the information that is published across our Distribution Network. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We may not successfully avoid civil or criminal liability for unlawful activities carried out by our advertisers. Our potential liability for unlawful activities of our advertisers or for the content of our advertisers’ listings could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings. Our insurance may not adequately protect us against these types of claims and the defense of such claims may divert the attention of our management from our operations. If we are subjected to such lawsuits, it may adversely affect our business.
Government and legal regulations may damage our business.
We are not currently subject to direct regulation by any government agency, other than regulations generally applicable to Internet businesses, and there are currently few significant laws or regulations directly applicable to access to or commerce on the Internet. It is possible, however, that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as the positioning of sponsored listings on search results pages. For example, the Federal Trade Commission, or FTC, has recently reviewed the way in which search engines disclose paid-search practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid-search results are clearly distinguished from non-paid results, that the use of paid-search is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid-search listings on search results. The adoption of laws or regulations relating to placement of paid search advertisements or user privacy, defamation or taxation may inhibit the growth in use of the Internet, which in turn, could decrease the demand for our services and increase our cost of doing business or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Any new legislation or regulation, or the application of existing laws and regulations to the Internet or other online services, could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we do not deliver traffic that converts into revenue for advertisers, then the advertisers may pay us less for their listing or discontinue listings with us.
For our services to be successful, we need to deliver consumers to advertisers’ websites that convert into sales for the advertiser. If we do not meet advertisers’ expectations by delivering quality traffic, then they may reduce their bid prices or cease doing business with us, which may adversely affect our business and financial results.
If we fail to detect click-through fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.
We are exposed to the risk of fraudulent or illegitimate clicks on our sponsored listings. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to revenue for the advertisers. As a result, our advertisers may become dissatisfied with our advertising programs, which could lead to loss of advertisers and revenue.
Failure to adequately protect our intellectual property and proprietary rights could harm our competitive position.
Our success is substantially dependent upon our proprietary technology, which relates to a variety of business and transactional processes associated with our paid-search advertising model, our Keyword DNA technology and our Local Direct search and advertising platform. We rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality agreements and technical measures, to protect our proprietary rights. Although we have filed patent applications and provisional patents on certain parts of our technology, much of our proprietary information may not be patentable, and we do not currently possess any patents. We cannot assure you that we will develop proprietary technologies that are patentable or that any pending patent applications will be issued or that their scope is broad enough to provide us with meaningful protection. We have applied for trademark registration of the ePilot, Assured Response, Network Advantage, Paid Search Plus and Local Direct trademarks in the United States and may claim trademark rights in, and apply for trademark registrations in the United States for a number of other marks. We cannot assure you that we will be able to secure significant protection for these marks. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or duplicate our services or design around patents issued to us or our other intellectual property rights. If we are unable to adequately protect our intellectual property and proprietary rights, our business and our operations could be adversely affected.
We may experience downward pressure on our bid prices if advertisers do not obtain a competitive return on investment, which could have a material and adverse effect on our financial results.
We may experience downward pressure on our bid prices if advertisers do not obtain a favorable return on investment from our paid-search services in comparison to our competitors’ services or other advertising methods. We compete with other web search services, online publishers and high-traffic web sites, as well as traditional media such as television, radio and print, for a share of our advertisers’ total advertising expenditures. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to paid-search. Acceptance of paid-search marketing among advertisers will depend, to a large extent, on its perceived effectiveness and the continued growth of commercial usage of the Internet. If we experience downward pricing pressure for our services in the future, our financial results may suffer.
One Advertiser Network partner has provided a substantial portion of our revenue; the loss of this partner may have a material adverse effect on our operating results.
One of our Advertiser Network partners, LookSmart, Ltd., represented 26.6% of our total revenue for the three months ended June 30, 2005. It is difficult to predict whether LookSmart will continue to represent such a significant portion of our revenue in the future. LookSmart may choose not to renew our agreement in the future or may choose to reduce the use of our paid-search services. Although we believe that other advertisers within our Advertiser Network could replace a substantial portion of LookSmart’s sponsored listings, we cannot assure you that we would receive the same number of revenue-generating click-throughs or that we could service the same breadth of search requests, in which case our business and financial results may be harmed.

One of our customers accounts for a significant portion of our accounts receivable, and the failure to collect from that customer would harm our financial condition and results of operations.
While most of our customers pay for our services in advance, some do not. One of our customers that does not pay in advance, LookSmart, has and will likely continue for the foreseeable future to account for a significant portion of our accounts receivable. At June 30, 2005, LookSmart represented 59%, of our total accounts receivable. LookSmart’s accounts have been, and will likely continue to be, unsecured and any failure to collect on those accounts would harm our financial condition and results of operations.
Problems with our computer and communication systems may harm our business.
A key element of our strategy is to generate a high volume of traffic across our network infrastructure to and from our Advertiser and Distribution Network partners. Accordingly, the satisfactory performance, reliability and availability of our software systems, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain advertising customers, as well as maintain adequate customer service levels. We may experience periodic systems interruptions. Any substantial increase in the volume of traffic on our software systems or network infrastructure will require us to expand and upgrade our technology, transaction-processing systems and network infrastructure. We cannot assure you that we will be able to accurately project the rate or timing of increases, if any, in the use of our network infrastructure or timely expand and upgrade our systems and infrastructure to accommodate such increases.
We rely on third party technology, server and hardware providers, and a failure of service by these providers could adversely affect our business and reputation.
We rely upon third party data center providers to host our main servers and expect to continue to do so. In the event that these providers experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. In the past, we have experienced short-term outages in the service maintained by one of our current co-location providers. We also rely on third party providers for components of our technology platform, such as hardware and software providers, credit card processors and domain name registrars. A failure or limitation of service or available capacity by any of these third party providers could adversely affect our business and reputation.
State and local governments may be able to levy additional taxes on Internet access and electronic commerce transactions, which could result in a decrease in the level of usage of our services.
Beginning in 1998, the federal government imposed a moratorium on state and local governments’ imposition of new taxes on Internet access and eCommerce transactions, which has now expired. State and local governments may be able to levy additional taxes on Internet access and eCommerce transactions unless the moratorium is reinstituted. Any increase in applicable taxes may make eCommerce transactions less attractive for businesses and consumers, which could result in a decrease in eCommerce activities and the level of usage of our services.
Our business could be substantially harmed if we fail to pay taxes we owe.
During 2000 and through 2002, we either failed to pay or failed to pay timely our federal payroll tax liabilities. As a result, we incurred penalties and interest on the unpaid balances. The original amount of unpaid taxes was approximately $1.1 million. In October 2003, we entered into an installment agreement with the Internal Revenue Service whereby we agreed to pay $30,000 per month through December 2004 and $40,000 per month thereafter until the liability is paid in full. Our agreement with the Internal Revenue Service was based on our then-current financial condition, and it may be modified or terminated by the Internal Revenue Service at any time if their information, including updated financial information that we must provide them upon request, shows that our ability to pay the amount owed has significantly changed. The Internal Revenue Service can also terminate our agreement at any time if we do not make the monthly installment payments as agreed upon, do not pay any other federal tax debt when due, do not provide financial information if requested or if they find that collection of the taxes we owe is in jeopardy. If the Internal Revenue Service terminates our agreement, they may collect the entire amount we owe by levy on our income, bank accounts or other assets, by seizing our property or by taking other legal action against us. Penalties and interest, as provided by law, will continue to accrue until the liability is paid in full. During 2004, we filed an appeal with the Internal Revenue Service for abatement of certain penalties and interest. As a result, we were granted an abatement of approximately $155,000 of accrued penalties and interest. In November 2004, we paid $1.4 million of the outstanding liability. In February 2005, we were granted an additional abatement of approximately $115,000 of accrued penalties and interest. In June 2005, we were granted an additional abatement of approximately $63,000 of accrued penalties and interest. As of June 30, 2005, the outstanding liability was $82,000. The outstanding liability was paid in July 2005.
Risks Relating to this Offering and Ownership of Our Common Stock
The market price of our common stock has been and is likely to continue to be highly volatile, which could cause investment losses for our stockholders and result in stockholder litigation with substantial costs, economic loss and diversion of our resources.
Prior to our initial public offering which was completed on October 22, 2004, there was no public trading market for our common stock. We cannot predict the extent to which investor interest will support an active and liquid trading market for our common stock.
In addition, the trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations as a result of various factors, many of which are beyond our control, including:
•	developments concerning proprietary rights, including patents, by us or a competitor;

•	market acceptance of our new and existing services and technologies;

•	announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures or capital commitments;

•	actual or anticipated fluctuations in our operating results;

•	continued growth in the Internet and the infrastructure for providing Internet access and carrying Internet traffic;

•	introductions of new services by us or our competitors;

•	enactment of new government regulations affecting our industry;

•	changes in the number of our Advertising and Distribution Network partners;

•	seasonal fluctuations in the level of Internet usage;

•	loss of key employees;

•	institution of intellectual property litigation by or against us;

•	success of our international expansion;

•	changes in the market valuations of similar companies; and

•	changes in our industry and the overall economic environment.
Due to the short-term nature of our Advertiser Network and Distribution Network partner agreements and the emerging nature of the paid-search market, we may not be able to accurately predict our operating results on a quarterly basis, if at all, which may lead to volatility in the trading price of our common stock. In addition, the stock market in general, and the Nasdaq Capital Market and the market for online commerce companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. Litigation against us, whether or not a judgment is entered against us, could result in substantial costs, and potentially, economic loss, and a diversion of our management’s attention and resources. As a result of these and other factors, you may not be able to resell your shares above the price you paid and may suffer a loss on your investment.

Future sales of shares of our common stock that are eligible for sale by our stockholders may decrease the price of our common stock.
We had 9,052,307 shares of common stock outstanding on September 30, 2005. Of these shares, 1,566,007 are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, there were outstanding options to purchase 1,233,660 shares of our common stock and warrants to purchase 1,362,333 shares of our common stock. Actual sales, or the prospect of sales by our present stockholders or by future stockholders, may have a negative effect on the market price of our common stock.
Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.
Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock. The following are examples of such provisions in our amended and restated certificate of incorporation and in our amended and restated bylaws:
•	special meetings of our stockholders may be called only by our Chief Executive Officer, by a majority of the members of our board of directors or by the holders of shares entitled to cast not less than 10% of the votes at the meeting;

•	stockholder proposals to be brought before any meeting of our stockholders must comply with advance notice procedures;

•	our board of directors is classified into three classes, as nearly equal in number as possible;

•	newly-created directorships and vacancies on our board of directors may only be filled by a majority of remaining directors, and not by our stockholders;

•	a director may be removed from office only for cause by the holders of at least 75% of the voting power entitled to vote at an election of directors;

•	our amended and restated bylaws may be further amended by our stockholders only upon a vote of at least 75% of the votes entitled to be cast by the holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

•	our board of directors is authorized to issue, without further action by our stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors.
We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an “interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.
Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes against its post-change income may be limited. We believe that with our initial public offering, our recent private placement and other transactions that have occurred over the past three years, we have triggered an “ownership change” limitation. We have performed an analysis to determine to what extent our ability to utilize our net operating loss carryforwards is limited. We determined that our Section 382 limitation is $1.1 million a year. We may also experience ownership change in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2004 we have net operating loss carryforwards of approximately $10.6 million and $10.0 million for federal and state income tax purposes, respectively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
The statements contained in this prospectus that are not purely historical are forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors” and “Use of Proceeds.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “possible,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements.
Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.
Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS
This prospectus relates to up to 1,299,092 shares of our common stock, which may be sold from time to time by selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders. If all of the warrants being registered for resale hereunder are fully exercised, we will receive approximately $6.4 million in cash from the warrant holders. Any proceeds received by us from the exercise of warrants will be used by us for general corporate purposes, including working capital.

SELLING SECURITY HOLDERS
We are registering for resale shares of our common stock issued to the stockholders identified below. The selling stockholders identified in the following table are offering for sale up to 1,299,092 shares of our common stock which include:
•	164,400 shares of our common stock issuable upon the exercise of warrants which were sold in a private placement transaction on December 30, 2004;

•	583,314 shares of our common stock which are issuable to certain investors upon the exercise of warrants which were issued prior to our initial public offering in October 2004;

•	104,311 shares of our common stock which we issued in the Atlocal asset purchase in June 2005; and

•	447,067 shares of our common stock which are issuable upon the achievement of certain future business performance criteria relating to the acquisition of Inspire Infrastructure 2i AB in February 2005.
The following table sets forth:
•	the name of each selling stockholder;

•	the nature of any material relationship within the past three years between any selling stockholder and Interchange or any of our affiliates based on information currently available to us;

•	the number of shares of our common stock beneficially owned by each selling stockholder prior to this offering;

•	the number of shares of our common stock offered hereunder by each selling stockholder; and

•	the number and percent of shares of our common stock beneficially owned by each selling stockholder after the offering is complete. This calculation assumes that all shares are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling stockholder prior to the termination of this offering.
Each of the selling stockholders is offering for sale with this prospectus the number of shares listed below subject to the limitations described in the section of this prospectus entitled “Plan of Distribution”. Except as indicated in the footnotes to this table and subject to applicable community property laws, each of the selling stockholders named in this table has sole voting power with respect to all shares of common stock listed as beneficially owned by such selling stockholders.
The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares the selling stockholder has the right to acquire within 60 days. Percentages are based on a total of 9,120,481 shares of common stock outstanding on October 21, 2005. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of October 21, 2005, are deemed outstanding for computing the percentage of the selling stockholder holding such option or warrant but are not deemed outstanding for computing the percentage of any other selling stockholder.

				Shares Beneficially Owned
				After Offering is Complete
	Number of	Shares	Shares Offered
	Shares	Offered	Pursuant to this
	Beneficially	Pursuant to	Prospectus from
	Owned Prior	this	Exercise of
Name of selling security holder	to Offering	Prospectus	Warrants	Number	Percentage
Steelhead Investments Ltd. (1)	54,800	0	54,800	0	*
Cranshire Capital L.P. (2)	27,400	0	27,400	0	*
Omicron Master Trust (3)	27,400	0	27,400	0	*
Estate of John MacKenzie	45,478	0	3,662	41,816	*
Michael Smythe	81,768	0	67,500	14,268	*
Brookstreet Securities	22,938	0	938	22,000	*
Gary Madrid	100,824	0	95,624	5,200	*
Odyssey Advisors LLC	12,620	0	2,500	10,120	*
GunnAllen Financial	77,590	0	77,590	0	*
Peter Gauld and Irene Gauld, JT TEN	24,924	0	10,000	14,924	*
Coleman Fine Arts Defined Benefit Pension Plan	56,000	0	20,000	36,000	*
Paul Sloan	59,000	0	10,000	49,000	*
Carl E. Anderson & Rosalie Anderson JT TEN	10,000	0	10,000	0	*
IRA FBO Lloyd Vance Funchess	2,500	0	2,500	0	*
Edward M. Shuman	5,000	0	5,000	0	*
Alpert/Cruz Trust	10,000	0	10,000	0	*
Dr. Herbert Goldberg and Rosalie Goldberg JT TEN	30,000	0	30,000	0	*
Dr. Bobbi Sloan	19,000	0	5,000	14,000	*
Steven A. Dotson	5,000	0	5,000	0	*
Terry Denny	5,000	0	5,000	0	*
William T. & Martha P. Richmond, Revocable Living Trust	5,000	0	5,000	0	*
John K. Waken M.D.	5,000	0	5,000	0	*
Keith Galanti	5,000	0	5,000	0	*
Paul Henry	5,000	0	5,000	0	*
Paul Gittelson	200	0	200	0	*
James F. Selander	10,000	0	10,000	0	*
Fred Bradford Wilson, Jr.	10,000	0	10,000	0	*
IRA FBO Paul Michael Shia	5,000	0	5,000	0	*
Baruch B. Lifshitz	10,000	0	10,000	0	*
Barry A. Clark	10,000	0	10,000	0	*
James Edward Hodgins & Denise Terrarosa JT TEN	5,000	0	5,000	0	*
Calvin Fichter Sr.	3,000	0	3,000	0	*
Dr. David Selander	5,000	0	5,000	0	*
Louis Mack Co. Inc.	5,000	0	5,000	0	*
Stanley Helfman	5,000	0	5,000	0	*
Leland P. Polak	12,462	0	5,000	7,462	*
Randall H. Steinmeyer	5,000	0	5,000	0	*
SEP FBO Dr. Charles Taylor	5,000	0	5,000	0	*
Richard Bentley	5,000	0	5,000	0	*
SEP FBO Linda B. Hicks	5,000	0	5,000	0	*
Drew A. Fairchild	5,000	0	5,000	0	*
Yitzle Fogel	2,500	0	2,500	0	*
Preston Morris	14,954	0	6,000	8,954	*
Vincent Valvo	2,492	0	1,000	1,492	*
Charles A. Rizzuto Sr.	1,000	0	1,000	0	*
John P. Koehler	2,492	0	1,000	1,492	*
Kenneth Klapak	2,492	0	1,000	1,492	*
Doug Fore	5,000	0	5,000	0	*
Eric R. Voth Living Trust	11,462	0	5,000	6,462	*
Douglas Gray & Kathleen Gray JT TEN	8,462	0	5,000	3,462	*
Charles Berman and Eric Berman JT TEN in Common	14,925	0	10,000	4,925	*
Joel Levy & Sylvia Levy JT TEN	2,500	0	2,500	0	*
Kenneth Shell	12,462	0	5,000	7,462	*
IRA FBO Pat McQuillan	10,000	0	10,000	0	*
Jimmy Rogers	2,500	0	2,500	0	*
Gerald W. Moreland	12,462	0	5,000	7,462	*
Chris J. Fern	5,000	0	5,000	0	*
Laurie Barnes	12,462	0	5,000	7,462	*
Gilbert A. Beirne Trust	5,000	0	5,000	0	*
John C. Fern	5,000	0	5,000	0	*
SEP FBO Lindy Smith	5,000	0	5,000	0	*
Charles M. Vezzetti & Margaret F. Vezzetti	5,000	0	5,000	0	*
Douglas S. Norman & Larissa C. Stow-Norman JTWROS (4)	105,214	0	5,000	100,214	1.1
Crestview Capital Master, LLC (5)	54,800	0	54,800	0	*
Xiongwu Xia	104,311	104,311	0	0	*
Moody Investment Group AB	207,886	207,886	0	0	*
Red River Investment Group AB	122,943	122,943	0	0	*

				Shares Beneficially Owned
				After Offering is Complete
	Number of	Shares	Shares Offered
	Shares	Offered	Pursuant to this
	Beneficially	Pursuant to	Prospectus from
	Owned Prior	this	Exercise of
Name of selling security holder	to Offering	Prospectus	Warrants	Number	Percentage
Halo Investment Group AB	13,412	13,412	0	0	*
Bart Denny	76,002	76,002	0	0	*
Bernard Clark	26,824	26,824	0	0	*

*	- Less than 1%

(1)	HBK Investments L.P. may be deemed to have sole voting and investment power with respect to the shares of common stock beneficially owned by Steelhead Investments Ltd. pursuant to an Investment Management Agreement between HBK Investments L.P. and Steelhead Investments Ltd. Additionally, the following individuals may have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar.

(2)	Mitchell P. Kopin, President of Downsview Capital, Inc., the General partner of Cranshire Capital, L.P., has sole power to vote or dispose of the securities owned by Cranshire Capital L.P. Mitchell P. Kopin and Downsview Capital, Inc. both disclaim beneficial ownership of these securities.

(3)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”). Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) services as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI, and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of January 5, 2005, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term issued for purposes of Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(4)	Douglas S. Norman is our Chief Financial Officer and Secretary.

(5)	Crestview Capital Partners (“CCP”) is the sole managing member of Crestview Capital Master, LLC (“CCM”) and may be deemed to have sole voting and investment power with respect to the securities beneficially owned by CCM, but CCP disclaims beneficial ownership of these securities.

PLAN OF DISTRIBUTION
The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
The selling stockholders may from time to time pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
Upon the company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.
The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.
The company has advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the commission. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.
The company is paying all fees and expenses incident to the registration of the shares, but the company will not receive any proceeds from the sale of the common stock. The company has agreed to indemnify the selling stockholders who acquired their shares in the private placement in December 2004 against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
LEGAL MATTERS
The validity of the shares of common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California.
EXPERTS
Our financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 included in this prospectus and in the registration statement, of which this prospectus is a part, have been audited by Haskell & White LLP, independent registered public accounting firm, as set forth in their report. We have included our financial statements in this prospectus and in the registration statement, of which this prospectus is a part, in reliance on Haskell & White LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other documents referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
We are subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.interchangeusa.com. You may access our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be a part of this prospectus, and information that we file with the SEC at a later date will automatically update or supersede this information. We incorporate by reference the following documents as well as any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:
•	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004;

•	Our Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 2005 and June 30, 2005;

•	Our current reports on Form 8-K filed February 10, 2005, February 28, 2005, March 2, 2005, March 23, 2005, April 6, 2005, June 7, 2005, July 7, 2005, July 8, 2005, August 12, 2005, August 17, 2005, October 19, 2005 and October 20, 2005;

•	Our current report on Form 8-K/A filed on March 14, 2005;

•	The Definitive Proxy Statement on Schedule 14A for our 2005 Annual Meeting of Stockholders as filed on June 23, 2005;

•	All of our filings pursuant to the Exchange Act after the date of the initial filing of this registration statement and prior to the effectiveness of this registration statement; and

•	The description of our common stock contained in our registration statement on Form SB-2 filed with the SEC on June 29, 2004 and amended on August 11, 2004, September 16, 2004, October 7, 2004, and October 18, 2004.
You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents, other than exhibits to such documents, free of charge upon written or oral request to Investor Relations, Interchange Corporation, One Technology Drive, Building G, Irvine, California 92618, telephone: (949) 784-0800.

Part II.
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses payable by the Registrant in connection with the registration of the securities being offered by this Registration Statement. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	$1,119
Accounting fees and expenses	5,000
Legal fees and expenses	5,000
Printing and engraving expenses	1,000
Miscellaneous	4,000

Total	$16,119
Item 15. Indemnification of Directors and Officers.
As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.
These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:
•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.
Our amended and restated certificate of incorporation and our amended and restated bylaws, attached as Exhibit 3.1 and 3.2 respectively, to our Registration Statement on Form SB-2, Amendment No. 2, filed with the Securities and Exchange Commission on September 16, 2004, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.9 to our Registration Statement on Form SB-2, Amendment No. 1, filed with the Securities and Exchange Commission on August 11, 2004, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, subject to certain exceptions and limitations. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
Reference is made to the following documents filed as exhibits to our Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on June 29, 2004, as amended on August 11, 2004, September 16, 2004, October 7, 2004, and October 18, 2004 regarding relevant indemnification provisions described above and elsewhere in this registration statement:

Exhibit
Document	Number

Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation	3.1
Amended and Restated Bylaws	3.2
Form of Indemnification Agreement	10.9
Item 16. Exhibits

Exhibit
Number	Exhibit Description

5.1	Opinion of Latham & Watkins LLP

23.1	Consent of Haskell & White LLP, independent registered public accounting firm

23.2	Consent of KPMG Bohlins AB

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see Page II-4 of this Form S-3)
Item 17. Undertakings
The undersigned registrant hereby undertakes:
1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:
A. Include any prospectus required by section 10(a)(3) of the Securities Act;
B. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
C. Include any additional or changed material information on the plan of distribution.
2.	For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding ) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 1st day of November, 2005.

INTERCHANGE CORPORATION
/s/ Heath B. Clarke
Heath B. Clarke
Chairman and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Heath B. Clarke and Douglas S. Norman and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Heath B. Clarke Heath B. Clarke	Chairman, Chief Executive Officer and Director	November 1, 2005

/s/ Douglas S. Norman Douglas S. Norman	Chief Financial Officer and Secretary	November 1, 2005

/s/ Norman K. Farra Jr. Norman K. Farra Jr.	Director	November 1, 2005

/s/ Philip K. Fricke Philip K. Fricke	Director	November 1, 2005

/s/ Theodore E. Lavoie Theodore E. Lavoie	Director	November 1, 2005

/s/ John E. Rehfeld John E. Rehfeld	Director	November 1, 2005

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

5.1	Opinion of Latham & Watkins LLP

23.1	Consent of Haskell & White LLP, independent registered public accounting firm

23.2	Consent of KPMG Bohlins AB

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see Page II-4 of this Form S-3)